March 26, 2014

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Michael Volley

Re:	NewStar Financial, Inc. Form 10-K for the fiscal year ended December 31, 2012 Filed March 1, 2013 Form 10-Q for the quarterly period ended September 30, 2013 Filed November 6, 2013 File No. 001-33211

Dear Mr. Volley:

On behalf of NewStar Financial, Inc. (“NewStar”), we acknowledge the comment provided to NewStar from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated March 13, 2014. We intend to provide our response via EDGAR on or before April 2, 2014.

Please contact me at (617) 848-2500 if you have any questions or need additional information.

Very truly yours,

/s/ John K. Bray

John K. Bray Chief Financial Officer